[Cooley Letterhead]
VIA EDGAR
June 28, 2006
Kathleen Collins
Accounting Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	iPass Inc.
Form 10-K for Fiscal Year Ended December 31, 2005
Filed March 16, 2006
Form 10-Q for the Quarterly Period Ended March 31, 2006
Filed May 10, 2006
Form 8-K Filed May 9, 2006
File No. 000-50327
Ladies and Gentlemen:
     On behalf of iPass Inc. (“iPass” or the “Company”), we are responding to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated June 16, 2006, with respect to the reports referenced above (the “Comments”). The numbering of the paragraphs below corresponds to the numbering of the Comments, which for the Staff’s convenience, have been incorporated into this response letter.
Form 10-K for the Fiscal Year Ended December 31, 2005
Consolidated Statement of Operations
1.	We note that you offer license products and services to your customers. Tell us how you considered Rule 5-03(b)(1) and (2) of Regulation S-X to separately disclose product and service revenue and their respective costs.

In response to the Staff’s comment, please note that license revenues for the year ended December 31, 2005 were $1.8 million, or 1% of total revenues and revenues generated from maintenance were $879,000, or .5% of total revenues. As these items do not represent more than 10% of the sum of iPass’ total revenue items, iPass combined them with its usage revenues.

iPass fully intends to comply with the provisions of Rule 5-03(b)(1) and (2) once its license or maintenance revenues meet the 10% threshold, or earlier if iPass determines that it would be beneficial to the reader to do so.
Form 10-Q for the Quarterly Period Ended March 31, 2006

Kathleen Collins
Securities and Exchange Commission
June 28, 2006

Note 6. Business Combinations
2.	We note your disclosures relating to the Company’s acquisition of GoRemote and related purchase price allocation to the fair value of assets and liabilities acquired. Explain the following as it relates to this acquisition and purchase price allocation:
•	The factors that contributed to a purchase price that resulted in the recognition of approximately $62 million of goodwill;
•	The methods and assumptions used to identify value and determine the useful lives of intangible assets. Specifically address the intangible assets recorded by the Company in connection with the acquisition and the Company’s consideration of paragraph A14 of SFAS 141 (leases; etc.);
•	How the Company considered EITF 04-1 in accounting for pre-existing relationships with GoRemote;
•	The methods and assumptions used to determine the allocation of goodwill recorded to reporting units.
            We may have further comment based on your response.
            In response to the Staff’s comments:
1)	The Company believes that its purchase of GoRemote resulted in the allocation of considerable amounts to goodwill because of significant synergistic and strategic benefits that it expected to realize from the acquisition. The Company believes that it, unlike other market participants, had unique opportunities to generate revenues and profits through (1) the Company’s ability to convert its existing dial-up customer base to broadband services and (2) its ability to sell expanded services into GoRemote’s existing customer base. Further, the Company acquired an R&D and sales force from GoRemote that was familiar with broadband technologies, a much more significant growth segment than iPass’ current dail-up service. The value of the workforce-in-place was subsumed into goodwill as required by SFAS 141, Business Combinations.
2)	The Company determined the fair value and useful lives of the intangible assets acquired from GoRemote with assistance of a third-party valuation firm. iPass recorded three types of intangible assets at fair value in connection with the acquisition. Those assets are: (i) customer relationships — fixed broadband, customer relationships — mobile office, (ii) internally developed software and (iii) supplier contracts.
•	Customer relationships, which includes both existing contracts and assumed renewals of those contracts, were valued using the income approach, which measures the future value of an asset by the present value of its future economic benefits. The customer relationship intangible assets are being amortized over an estimated useful life of four and seven years for mobile

Kathleen Collins
Securities and Exchange Commission
June 28, 2006

office and fixed broadband, respectively, which is consistent with the preponderance of the anticipated cash flows.
•	Internally developed software was valued using the cost approach, which determines the current cost of replacing an asset with one of equivalent economic utility. The cost approach was used by the Company’s valuation firm to value internally developed software because they concluded that the underlying software was a contributory asset needed to provide service to GoRemote’s customers, but was replaceable. Internally developed software was valued by determining the number of developers and hours it would take to reproduce the application, and applying an hourly rate. The remaining useful life of internally developed software was determined by using an estimate from management as to when the asset may be obsolete.
•	Supplier contracts with broadband access providers were recognized as an asset apart from goodwill in accordance with paragraph A14(d)(2) of SFAS 141 (advertising, construction, management, service or supply contracts) and valued by determining the number of employees, years and employee-related costs associated with rebuilding fixed broadband access network. The cost approach was used by the Company’s valuation firm to value supplier contracts because they concluded that the contracts were also contributory assets, needed to provide service to GoRemote’s customers, but were replaceable. The remaining useful life of supplier contracts was determined using terms from existing supplier agreements as well as estimated and historical attrition rates.
iPass reviewed the list of potential intangible assets in paragraph A14 of SFAS 141, including whether any favorable or unfavorable leases existed as of the balance sheet date. GoRemote only had one significant facility lease and iPass accrued for the remaining lease liability as part of the EITF 95-3 lease liability. No other favorable or unfavorable leases existed as of the acquisition date. iPass also considered whether any in-process research and development existed as of the acquisition date, but concluded that there was no significant technology under development at the time of the acquisition.
3)	iPass considered EITF 04-1, but noted there were no preexisting relationships or litigation between iPass and GoRemote prior to, or as of, the acquisition date.
4)	Management views the acquisition of GoRemote as adding to iPass’ already existing connectivity service offerings and thus iPass continues to operate as a single reporting unit or operating segment as defined by SFAS 131. Therefore the goodwill related to the acquisition was allocated to the single reporting unit in total and will be evaluated annually for impairment in accordance with the provisions of SFAS 142.
In response to the Staff’s comment, iPass will revise future filings to discuss more clearly the reasons for the $62 million of goodwill and the valuation methods used to value intangible assets.

Kathleen Collins
Securities and Exchange Commission
June 28, 2006

Item 4. Controls and Procedures
Disclosure Controls and Procedures, page 30
3.	We note your definition of “disclosure controls and procedures” included in your disclosure is significantly more limited than what is called for under Rule 13a-15(e) of the Exchange Act. The rule requires, among other matters, that the disclosure controls and procedures be designed to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. Tell us whether your disclosure controls and procedures for the relevant periods met all of the requirements of this section. Additionally, tell us how you intend to comply with this requirement by including this statement in your controls and procedures section of your subsequent periodic reports.

iPass respectfully submits to the Staff that it believes it is in compliance with the requirement for the following reasons:
•	iPass defines “disclosure control procedures” in the first sentence of Part I, Item 4 by specific reference to Rule 13a-15(e);
•	the first sentence of Rule 13a-15(e) defines “disclosure controls and procedures” as “controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Act (15 U.S.C. 78a et seq.) is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms.” iPass’ statement tracks this language, in that it states that iPass’ principal executive officer and principal financial officer have concluded that “the information required to be disclosed by us in our periodic SEC reports are recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and the SEC reports.” As permitted by Section II.F.4. of SEC Release No. 33-8238, iPass concludes that its disclosure controls and procedures are “effective to provide reasonable assurance,” which is an affirmative statement that they provide assurance at this level; and
•	iPass concluded that its disclosure controls and procedures (which it defines by specific reference to the rule, which includes the second sentence of the definition), were effective.
This being said, iPass notes the Staff’s concerns and, in response to these concerns (as set forth in the Staff’s Comments 3 and 4), intends to change the disclosure in future filings to read as follows (provided that the disclosure continues to remain true):

Kathleen Collins
Securities and Exchange Commission
June 28, 2006

“We maintain disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) that are designed to provide reasonable assurance that that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the Securities and Exchange Commission rules and forms, and that such information is accumulated and communicated to management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.”
Our management evaluated (with the participation of our chief executive officer and chief financial officer), our disclosure controls and procedures, and concluded that our disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by us in reports that we file or submit under the Exchange Act, is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms, and that such information is accumulated and communicated to management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.”
In response to the comment, iPass also confirms to the SEC that its disclosure controls and procedures for the relevant periods met all of the requirements of this section.
Limitations on Disclosure Controls and Procedures and Internal Control Over Financial Reporting, page 31
4.	We note your disclosure regarding the limitations on the effectiveness of controls, including your statement that “a control system, no matter how well conceived and operated, can provide only reasonable, but not absolute, assurance that the objectives of the internal control system are met.” This disclosure should be presented prior to your conclusions on the effectiveness of your disclosure controls and procedures and internal control over financial reporting.

Additionally, if you continue to include a discussion of the limitations on the effectiveness of controls, your conclusions should state clearly, if true, that your disclosure controls and procedures and internal controls over financial reporting are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that these controls are effective at that reasonable assurance level. Alternatively, remove the reference to the level of assurance of your disclosure controls and procedures and internal controls over financial

Kathleen Collins
Securities and Exchange Commission
June 28, 2006

reporting. Please refer to Section II.F.4 of Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available at our website at http://www.sec.gov/rules/final/33-8238.htm. Tell us how you intend to comply with this release.
In response to the Staff’s comment, iPass will reposition the information contained under the subheading “Limitations of Disclosure Controls and Procedures and Internal Control Over Financial Reporting” to be at the beginning of Item 4 so that it appears prior to its conclusions.
Please see the response to Comment 3, in which iPass provides the disclosure it intends to provide in future filings, which it respectfully submits addresses the second paragraph of the Staff’s Comment 4.
Form 8-K dated May 9, 2006
5.	We note your use of non-GAAP measures under Item 9.01 of the Form 8-K noted above which excludes a number of recurring items. Tell us how you considered Question 8 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures to include the following disclosures for each of your non-GAAP measures (i.e. non-GAAP net income and non-GAAP diluted net income per share):
•	the economic substance behind management’s decision to use such a measure;
•	the material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure;
•	the manner in which management compensates for these limitations when using the non-GAAP financial measure; and
•	the substantive reasons why management believes the non-GAAP financial measure provides useful information to investors.
In this regard, we believe you should further enhance your disclosures to comply with Item 10(e)(1)(i)(C) and (D) of Regulation S-K and Question 8 of the related FAQ to demonstrate the usefulness of your non-GAAP financial measures which excludes a number of recurring items, especially since these measures appear to be used to evaluate performance. Your current disclosures regarding the reasons for presenting these non-GAAP measures appear overly broad considering that companies and investors may differ as to which items warrant adjustments and what constitutes core operating results.
iPass provided non-GAAP net income and non-GAAP net income per share, which exclude non-cash items, namely:
•	the effect of FAS 123(R);
•	stock-based compensation;
•	amortization of deferred stock-based compensation;

Kathleen Collins
Securities and Exchange Commission
June 28, 2006

•	the amortization of intangibles; and
•	the cumulative effect of change in accounting principle.
iPass respectfully submits to the Staff that it does not provide these measures to “smooth” earnings, but rather to provide investors with measures that iPass uses in evaluating its business, trends and performance. The excluded items are also excluded from determinations of executive compensation, which is further reflective of how iPass evaluates its business. In response to the Staff’s comment regarding the application of Question 8:
     1. The economic substance behind management’s decision to use such measures is that these measures exclude all non-cash items. iPass uses these measures in its forecasting and budgeting process and to analyze iPass’ business because iPass believes that they are better measures in which to evaluate performance. For example, with respect to the FAS 123(R) charge, the amount of the charge is dependent on stock price, which is not relevant in measuring the cash flow generating capability of iPass. iPass stated in the press release, which it believes is responsive to Question 8, that “management does not believe that these charges are directly applicable to the core operating performance of iPass. As a result, management excludes the effect of these charges for budgeting purposes, as well as for analyzing the underlying performance of iPass.”
     2. iPass believes that, because iPass also discloses the GAAP measures with equal or more prominent disclosure, the material limitations associated with use of the non-GAAP financial measures as compared to the use of the most directly comparable GAAP financial measures are that each company may exclude different items from net income and net income per share, and so it may not be useful for the reader to use these measures to make comparisons. iPass stated in the press release “These measures are not in accordance with or an alternative for GAAP, and may be different from non-GAAP measures used by other companies,” which it believes is responsive to Question 8.
     3. As iPass uses these measures to assess the performance of iPass as described above; internally it does not compensate for the limitation set forth in 2 above. For investors, as described above, it clearly states that these measures are not an alternative to GAAP and that they may differ from methods used by other companies. iPass further reconciles the non-GAAP measures to GAAP, as required by Regulation G, which enables investors to clearly assess how these measures differ quantitatively.
     4. The substantive reasons why management believes the non-GAAP financial measures provide useful information to investors are the reasons articulated above in paragraph 1 and the paragraph immediately preceding that paragraph.
In the future, iPass will endeavor to enhance its disclosures in response to the Staff’s comment to further demonstrate the usefulness of the non-GAAP financial measures.

Kathleen Collins
Securities and Exchange Commission
June 28, 2006

* * * *
     In addition, pursuant to your request, iPass acknowledges:
•	iPass is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	iPass may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please do not hesitate to call me at (650) 843-5191 if you have any questions or would like any additional information regarding this matter.
Sincerely,
/s/ Brett White
Brett D. White

cc:	Kenneth D. Denman, Chief Executive Officer and President, iPass Inc.
Frank E. Verdecanna — Vice President and Chief Financial Officer, iPass Inc.
Bruce Posey — Vice President and General Counsel, iPass Inc.
Timothy J. Moore — Cooley Godward llp